Exhibit 2.5

Execution Version

Third Supplemental Indenture

Dated as of August 1st, 2007

__________________

PROPIMEX, S.A. de C.V.

AS ISSUER

AND

THE BANK OF NEW YORK
AS TRUSTEE

______________

$300,000,000

7¼% SENIOR NOTES DUE 2009

     THIS THIRD SUPPLEMENTAL INDENTURE, dated as of August 1st, 2007, is among PROPIMEX, S.A. de C.V., a Mexican corporation (the “Successor”), and The Bank of New York, a New York banking corporation, as trustee (the “Trustee”). The trustee is a successor to JPMorgan Chase Bank (formerly The Chase Manhattan Bank) under the Indenture. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Indenture.

     WHEREAS, CORPORACIÓN INTERAMERICANA DE BEBIDAS, S.A. DE C.V., a Mexican corporation (formerly Panamerican Beverages, Inc.) (the “Company”) has issued an aggregate principal amount of $300,000,000 of its 7¼% Senior Notes due 2009 (the “Notes”) pursuant to an indenture dated as of July 11, 1997 (the “Principal Indenture”), between the Company and the Trustee, which was supplemented by a first supplemental indenture dated as of October 15, 2003 (the “First Supplemental Indenture”), and a second supplemental indenture dated as of November 19, 2003 ( the “Second Supplemental Indenture”) (the Principal Indenture as amended by the First Supplemental Indenture, and the Second Supplemental Indenture, the “Indenture”);

     WHEREAS, the Company and the Successor have resolved, through their respective general extraordinary shareholders meetings held on July 30, 2007, the merger of the Company with and into the Successor (the “Merger”) as of August 1st, 2007 (the “Effective Date”), where the Successor will remain as surviving company;

     WHEREAS, the Company and the Successor have entered into a Merger Agreement dated as of July 30, 2007 (the “Merger Agreement”) in order to implement the Merger as of the Effective Date;

     WHEREAS, Section 5.01 of the Principal Indenture provides, among other things, that the Company will not merge with or into any other Person unless the surviving Person in such merger (if other than the Company) expressly assumes, by supplemental indenture, all the obligations of the Company under the Notes, according to their tenor, and the Indenture;

     WHEREAS, the Successor has taken all actions necessary to authorize the execution and delivery of this Third Supplemental Indenture;

     WHEREAS, pursuant to Section 9.01(a)(i) of the Indenture, the Company and the Trustee may, without the consent of any Holder, enter into a supplemental indenture to amend and supplement the Indenture to evidence the succession of another Person to the Company and the assumption by the Person of the covenants, agreements and obligations of the Company in the Indenture and in the Notes;

     WHEREAS, simultaneous with the execution and delivery of this Third Supplemental Indenture, the Successor is delivering an Opinion of Counsel to the Trustee and an Officer’s Certificate, as required by Section 5.01 (ii) and (iii) of the Indenture, copies of which are attached hereto as Annex A and Annex B, respectively; and

     WHEREAS, all things necessary for the execution of this Third Supplemental Indenture and to make this Third Supplemental Indenture a valid and binding obligation of the Successor have been done;

     NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter set forth, the parties hereto agree, for the equal and proportionate benefit of all Holders of the Notes, as follows:

ARTICLE 1

RATIFICATION; DEFINITIONS

     SECTION 1.01. Third Supplemental Indenture. This Third Supplemental Indenture is supplemental to, and is entered into in accordance with Section 9.01 (a)(i) of, the Indenture, and except as modified, amended and supplemented by this Third Supplemental Indenture, the provisions of the Indenture are in all respects ratified and confirmed and shall remain in full force and effect.

     SECTION 1.02. Definitions. Unless the context shall otherwise require, all terms which are defined in Sections 1.01 and 1.02 of the Indenture shall have the same meanings, respectively, in this Third Supplemental Indenture as such terms are given in said Sections 1.01 and 1.02 of the Indenture. In addition, for purposes of this Third Supplemental Indenture the following terms shall have the respective meanings assigned them below:

“Company” shall have the meaning set forth in the recitals.

“Effective Date” shall have the meaning set forth in the recitals.

“First Supplemental Indenture” shall have the meaning set forth in the recitals.

“Indenture” shall have the meaning set forth in the recitals.

“Notes” shall have the meaning set forth in the recitals.

“Second Supplemental Indenture” shall have the meaning set forth in the recitals.

“Successor” shall have the meaning set forth in the preamble.

“Third Supplemental Indenture” shall have the meaning set forth in the recitals.

“Trustee” shall have the meaning set forth in the preamble.

ARTICLE 2

ASSUMPTION

     SECTION 2.01. Assumption. From and after the Effective Date, the Successor hereby expressly assumes all the obligations of the Company under the Notes, according to their tenor, and the Indenture.

ARTICLE 3

MISCELLANEOUS

     SECTION 3.01. Governing Law. The internal laws of the State of New York shall govern this Third Supplemental Indenture, without regard to the conflict of laws provisions thereof.

     SECTION 3.02. Counterparts. This Third Supplemental Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

     SECTION 3.03. Incorporation into Indenture. All provisions of this Third Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as amended and supplemented by this Third Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

     SECTION 3.04. Acceptance. The Trustee accepts the Indenture, as supplemented by this Third Supplemental Indenture, and agrees to perform the same upon the terms and conditions set forth therein as so supplemented.

     SECTION 3.05. Successors and Assigns. All covenants and agreements in this Third Supplemental Indenture by the Successor shall bind its successors and assigns, whether so expressed or not.

     SECTION 3.06. Severability. If any provision in this Third Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

     SECTION 3.07. Headings, Etc. The headings of the Articles and Sections of this Third Supplemental Indenture have been inserted for convenience of reference only, are not to be considered part of this Third Supplemental Indenture, and shall in no way modify or restrict any of the terms or provisions of this Third Supplemental Indenture.

     SECTION 3.08. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Third Supplemental Indenture or for or in respect of the recitals contained herein, all of which are solely made by the Successor.

     IN WITNESS WHEREOF, the parties have caused this Third Supplemental Indenture to be executed as of the date and year first written.

PROPIMEX, S.A. de C.V.

By: /s/ Héctor Jesús Treviño Gutiérrez

Name: Héctor Jesús Treviño Gutiérrez
Title: Attorney in-fact

THE BANK OF NEW YORK, as Trustee

By: /s/ John T. Needham, Jr.

Name: John T. Needham, Jr.
Title: Vice President